1347 Property Insurance Holdings, Inc.

9100 Bluebonnet Centre Blvd., Suite 502

Baton Rouge, LA 70809

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Mr. Jeffrey P. Riedler, Assistant Director Mr. Scot Foley, Staff Attorney
Mr. Frank Wyman, Staff Accountant
Mr. Joel Parker, Branch Chief

1347 Property Insurance Holdings, Inc.

Registration Statement on Form S-1

File No. 333-193314

March 21, 2014

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), 1347 Property Insurance Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 5:15 p.m. (Washington, D.C. time) on March 25, 2014, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joel L. Rubinstein at (212) 547-5336, or, in his absence, Eric Orsic at (312) 984-7617, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

1347 Property Insurance Holdings, Inc.

By:	/s/ Douglas N. Raucy
Name: Douglas N. Raucy Title: President and Chief Executive Officer